Exhibit (a)(1)(I)

[Translation for information purposes only]

DEFINITIVE INFORMATION MEMORANDUM.    These Securities have been registered with the National Registry of Securities (RNV) mantained by the CNBV.

CEMEX, S.A. DE C.V.

OFFER TO PURCHASE (THE “OFFER”) UP TO 103,790,945 APPRECIATION WARRANTS PAYABLE IN CASH, WITH EUROPEAN EXERSICE AND MANDATORY EARLY TERMINATION, REFERRED TO ORDINARY PARTICIPATION CERTIFICATES, ISSUED BY BANCO NACIONAL DE MEXICO, S.A., IN ITS CAPACITY AS TRUSTEE PURSUANT TO THE TRUST NUMBER 111033-9, IN RESPECT TO SHARES ISSUED BY CEMEX, S.A. DE C.V. (THE “APPRECIATION WARRANTS”), CARRIED OUT BY CEMEX, S.A. DE C.V. (“CEMEX”).

AMOUNT OF THE OFFER

UP TO $840,706,654.50

(EIGHT HUNDRED FORTY MILLION SEVEN HUNDRED SIX THOUSAND SIX HUNDRED FIFTY FOUR PESOS 50/100)

CHARACTERISTICS OF THE APPRECIATION WARRANTS:

Corporate Name of the Issuer:	CEMEX, S.A. DE C.V.
Corporate Name of the Offerer:	CEMEX, S.A. DE C.V.
Mexican Symbol (Clave de Pizarra):	“CMX412E-DC062”.
Amount of Appreciation	Up to 103,790,945 (one hundred three million seven hundred ninety thousand nine hundred
Warrants subject to the Offer:	forty five Appreciation Warrants issued by CEMEX, with Mexican Symbol “CMX412E-DC062”, which represent the total amount of outstanding Appreciation Warrants.

CHARACTERISTICS OF THE OFFER:

Simultaneously, CEMEX Inc., a U.S. subsidiary of CEMEX, is offering to purchase, in the Stock Exchange of the United States of America, all of the outstanding American Depositary Warrants, or ADWs, of CEMEX, each of which represents five (5) Appreciation Warrants. CEMEX Inc. is carrying out such offer with respect to each Appreciation Warrant in the same terms and conditions described in this Information Memorandum. The Offer described in this Information Memorandum is only for the holders of Appreciation Warrants and not for holders of ADWs. The holders of ADWs will sell to CEMEX Inc. such ADWs through Citigroup, the International Offer dealer.

Offer Period: From November 17, 2003 to December 17, 2003.

Maturity Date: December 17, 2003.

Registration Date: December 18, 2003.

Settlement Date: December 19, 2003.

The foregoing dates may change if CEMEX extends the Maturity Date. The Maturity Date may be extended for a period of 3 (three) months. See “The Offer — Termination, Extension and Amendment of the Offer” below.

Purchase Price: The price range per Appreciation Warrant for the Offer if Ps5.10 to Ps8.10. CEMEX is conducting the offer through a procedure commonly called a “modified Dutch Auction”. See “The Offer — Purchase Price and Procedure for the Price Determination” below.

Total Amount of the Offer: Up to $840,706,654. (eight hundred forty million seven hundred six thousand six hundred fifty four pesos 50/100) assuming all the Appreciation Warrants are purchased at a price of Ps8.10 each.

Procedure for Tendering Appreciation Warrants: During the Offer Period, the holders of Appreciation Warrants that are under the custody of a brokerage firm shall instruct such brokerage firm to, at their account, accept the terms and conditions of the Offer. In the event that the Appreciation Warrants are kept by a bank or any other institution participating in Indeval other than a brokerage firm, the holder of the Appreciation Warrants shall instruct such custodian to participate in the Offer through a Participant Broker (as such term is defined in this Information Memorandum).

Each Participant Broker shall: (i) concentrate the instructions received from its clients and /or other custodians, according to the procedure each Participant Broker considers appropriate, as well as to maintain in its custody the Appreciation Warrants in respect of which they receive such instructions; (ii) fill out, based on such instructions, the form of Letter of Acceptance (as such term is defined in this Information Memorandum); and (iii) deliver the Letter of Acceptance to the offices of Acciones y Valores de México, S.A. de C.V., Casa de Bolsa, Integrante del Grupo Financiero Banamex (“Accival”), located at Paseo de la Reforma 398, Floor 1, Col. Juarez, Z.C. 06600, to the attention of Mr. Erubiel Manrique Silva.

The Letter of Acceptance delivered by the Participant Brokers, shall be submitted in the format made available for such purposes from November 17, 2003, at the above mentioned address of Accival. The Letter of Acceptance shall contain the tender offer or offers of price and number of Appreciation Warrants to be sold in each of them, as well as a statement, under oath to tell the truth, with respect to the number of Appreciation Warrants contained in such tender offer that are owned by the Eligible Holders, according to the provisions of “The Offer—Purchase Price and Procedure for the Price Determination”.

The delivery of the Letter of Acceptance duly executed and filled-out by each Participant Broker to Accival, shall constitute the unconditional acceptance of the terms and conditions of the Offer by the holders of the Appreciation Warrants unless their tender offers are withdrawn before 3:15 PM, Mexico City Time, on the Maturity Date, according to the provisions of “The Offer — Withdrawal Rights”.

Tender offers to sell Appreciation Warrants contained in the Letters of Acceptance that (i) are not duly filled-out or (ii) are received after 3:15 PM, Mexico City time, on the Maturity Date shall not be accepted for purposes of the auction and, therefore, CEMEX shall not acquire the corresponding Appreciation Warrants.

Any matter related to the form and validity (including reception time) of any Letter of Acceptance shall be determined by Accival, at its discretion, and without any liability and such determination shall be conclusive and binding. Accival may but shall not be bound to notify, as early as possible, any defect or irregularity in the Letter of Acceptance. Holders of Appreciation Warrants and their respective custodians or Participant Brokers shall be responsible of the risks related with proceedings related to their participation in the Public Purchase Offer and neither CEMEX, nor Accival, nor their respective affiliates, agents, advisors or related persons shall have any liability in connection with such risks.

As soon as possible after 3:15 PM Mexico City time on the Maturity Date, Accival shall deliver to CEMEX the Letters of Acceptance received from Participant Brokers. CEMEX, with the assistance of Accival and Citigroup shall put in order the tender offers contained in the Letters of Acceptance and the tender offers received by Citigroup in the International Offer with respect to ADWs, in order to determine the Purchase Price of the Appreciation Warrants, according to the provisions of “The Offer — Purchase Price and Procedure for the Price Determination”.

Not later than 8:30 AM, Mexico City time, on the Registration Date, CEMEX shall inform, through notice published through the Information System EMISNET of the Bolsa Mexicana de Valores, S.A. de C.V. on the results of the auctions which notice shall indicate, among other things, the Purchase Price, the number of Appreciation Warrants considered in the Offer by Eligible Holders and the percentage represented by such Appreciation Warrants of the aggregate Appreciation Warrants owned by the Eligible Holders. Such notice shall specify the number of Appreciation Warrants that shall be acquired by CEMEX and the Purchase price for them to be acquired. Accival shall inform to each Participant Broker, not later than such time on the Registration Date, by means of notice delivered to the fax number that each Participant Broker has indicated in the Letter of Acceptance, the number of Appreciation Warrants to be purchased by CEMEX from such Participant Broker, as well as the Purchase Price for which they will be purchased.

In the Registration Date, the purchase of Appreciation Warrants shall be perfected by means of several transactions in the Bolsa Mexicana de Valores, S.A. de C.V. classified as “purchase public offer” (OC), carried out by Accival, as buyer on behalf of CEMEX, with each of the Participant Brokers, which will act as sellers on behalf of its clients or depositaries. Each of such transactions shall be for the number of Appreciation Warrants and for the Purchase Price notified by Accival to each Participant Brokers in the Registration date, pursuant to the foregoing paragraph. The liquidation of such transactions shall be carried out in the Settlement Date pursuant to the market practices and to the Rules of the Bolsa Mexicana de Valores, S.A. de C.V. CEMEX, through Accival, will purchase the Appreciation Warrants of each Participant Broker. Each of the foregoing transactions shall be deemed as a purchase public offering of CEMEX.

CEMEX intends, once the Offer is consummated, to maintain the registration of the outstanding Appreciation Warrants in the Bolsa Mexicana de Valores, S.A. de C.V.

Conditions of the Offer: CEMEX reserves the right to terminate the Offer upon the occurrence of any of the conditions described in “The offer — Conditions of the Offer” below.

Form of Settlement: The Purchase Price of each Appreciation Warrant in the Offer shall be paid through Indeval, in cash, in the Settlement Date, against the delivery of the Appreciation Warrants by the Participant Brokers. See “The Offer — Payment of Purchase Price” below.

Withdrawal Rights: The tenders of holders of Appreciation Warrants in connection with the Offer may be withdrawn at any time before 15:15 p.m., Mexico City time, of the Maturity Date. See “The Offer — Withdrawal Rights” below.

Approval of the Board of Directors of CEMEX: The Board of Directors of CEMEX has approved the terms and conditions of the Offer. See “Special Factors — Fairness of the Global Offer”.

Dealer of the Offer: Acciones y Valores de México, S.A. de C.V., Casa de Bolsa, Integrante del Grupo Financiero Banamex.

Tax Consequences: The sale of the Appreciation Warrants may have tax consequences. To consult certain Mexican tax consequences related to the Offer, see “Special Factors — Tax Consequences” below. Notwithstanding the foregoing, holders of Appreciation Warrants shall ask for the assistance of its advisors with respect to the tax consequences of its participation on the Offer and the sale of Appreciation Warrants.

DEALER

Acciones y Valores de México,

S.A. de C.V., Casa de Bolsa,

Integrante del Grupo Financiero Banamex

The Appreciation Warrants have been registered in the Securities Section (Sección de Valores) and the Special Section (Sección Especial) of the National Securities Registry (Registro Nacional de Valores) mantained by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and are listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.)

The registration with the National Securities Registry does not imply any certification as to the investment quality of the securities or the solvency of the issuer.

This Information Memorandum is available for the investors with the Dealer and may be reviewed at the following internet address www.bmv.com.mx

Mexico City, November 17, 2003.	CNBV Authorization No. DGE-656-230146 dated November 14, 2003.

TABLE OF CONTENTS
Page
SUMMARY OF TERMS AND CONDITIONS

I.	SPECIAL FACTORS
	1.	Questions and Answers about the Offer and the Global Offer
	2.	Background and Purposes and Reasons of the Global Offer
	3.	Fairness of the Global Offer
	4.	Views of the Financial Advisor
	5.	Plans After the Global Offer
	6.	Effects of the Global Offer
	7.	Interests of Directors and Executive Officers of CEMEX
	8.	Transactions Prior the Offer
	9.	Tax Consequences
II.	THE OFFER
	1.	Number of Appreciation Warrants Subject to the Offer
	2.	Purchase Price and Procedures for the Price Determination
	3.	Offer Period and Relevant Dates
	4.	Termination, Extension and Amendment of the Offer
	5.	Procedure for Tendering Appreciation Warrants
	6.	Withdrawal Rights
	7.	Payment of Purchase Price
	8.	Conditions of the Offer
	9.	Source and Amount of Funds
	10.	Information about the Securities Market
	11.	Corporate Name of the Dealer
	12.	Fees and Expenses of the Global Offer
	13.	Key Terms of the Appreciation Warrants
III.	INFORMATION ABOUT CEMEX
IV.	RESPONSIBLE PERSONS
V.	EXHIBITS

REFERENCE TABLE TO THE GENERAL REGULATIONS APPLICABLE TO SECURITIES ISSUERS

AND OTHER PARTICIPANTS OF THE SECURITIES MARKET

TABLE OF CONTENTS OF THE INFORMATION MEMORANDUM
I.	Corporate Name and Address of CEMEX	Section “Information about CEMEX”
II.	Information about CEMEX	Section “Information about CEMEX”
III.	Characteristics of the Offer	Section “The Offer”
IV.	Corporate Name of the Dealer	Section “The Offer — Corporate Name of the Dealer”
V.	Securities Market	Section “The Offer — Information about the Securities Market”
VI.	Conditions of the Offer	Section “The Offer — Conditions of the Offer”
VII.	Transactions Prior the Offer	Section “Special Factors — Transactions Prior the Offer”
VIII.	Purposes of the Offer	Section “Special Factors — Background and Purposes of the Offer and the Global Offer”
IX.	Purposes and Plans	Section “Special Factors — Background and Purposes of the Offer and the Global Offer” y “Special Factors — Plans After the Global Offer”
X.	Source and Amount of Funds	Section “The Offer — Source and Amount of Funds”
XI.	Effects of the Offer	Section “Special Factors — Effects of the Global Offer”
XII.	Maintenance or Deregistration	Section “The Offer — Effects of the Global Offer”
XIII.	Opinion of the Board of Directors	Section “Questions and Answers About the Offer and the Global Offer”
XIV.	Responsible Persons	Section “Responsible Persons”
XV.	Schedules	Section “Exhibits”

No broker, authorized to execute transactions with the public, or any other person, has been authorized to provide information or make any statement that is not contained in this Information Memorandum. Consequently, any information or representation that is not contained in this Information Memorandum, must not be deemed as having been authorized by CEMEX or Accival.

SUMMARY OF TERMS AND CONDITIONS

“Accival” or “Dealer”	means Acciones y Valores de México, S.A. de C.V., Casa de Bolsa, Integrante de Grupo Financiero Banamex.

“ADS” or “ADSs”	means the America n Depositary Shares, each representing five (5) CPOs of CEMEX. The ADSs are documented by the American Depositary Receipts.

“ADW” or “ADWs”	means the American Depositary Warrants, each representative of five(5) Appreciation Warrants of CEMEX.

“BMV”	means the Bolsa Mexicana de Valores, S.A. de C.V., the Mexican Stock Exchange.

“installed capacity”	means the theoretical production capacity of a plant.

“Letter of Acceptance”	means the setter of acceptance delivered by each Participant Broker to the Dealer, in which the Participant Broker shall specify the tender or tenders of prices with respect to the Appreciation Warrants owned by it or by its clients which will participate in the Offer.

“Participant Broker”	means the broker which maintains Appreciation Warrants on behalf of its clients and/or depositaries in Indeval and which has the right to participate in the Offer by means of the delivery of a Letter of Acceptance.

“CEMEX” or the “Company”	means CEMEX, S.A. DE C.V. and, as required, jointly with its consolidated subsidiaries.

“clinker”	means the intermediate product used in the manufacture of cement obtained from the mixture of limestone and clay with iron oxide.

“CNBV”	means the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

“Board of Directors”	means the Board of Directors of the Company.

“CPO” or “CPOs”	means the Ordinary Participation Certificates, non-amortizable, issued under the trust agreement number 111033-9 executed by Banco Nacional de México, S.A. y CEMEX, each of which represents the participation in two series “A” shares and one series “B” share of the Company’s common stock.

“Dollar” or “Dollars” or “U.S.$”	means dollars of the United States.

“United States”	means the United States of America.

“Settlement Date”	means December 19, 2003, as such date may be extended.

“Registration Date”	means December 18, 2003, as such date may be extended.

“Maturity Date”	means December 17, as such date may be extended.

“Information Memorandum”	means this Information Memorandum.

“Indeval”	means the S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores.

“México”	means the United Mexican States.

“NYSE”	means the New York Stock Exchange.

“Offer”	means the public offer to purchase Appreciation Warrants referred to in this Information Memorandum.

“Global Offer”	means, jointly, the Offer and the International Offer.

“International Offer”	means the purchase offer of ADWs that, simultaneously to the Offer, CEMEX Inc. carrying out.

“Participants”	shall have the meaning ascribed to it in “The Offer — Tax Consequences” for purposes of such section.

“Offer Period”	means from November 17, to December 17, 2003 (as such period may be extended as provided for in “The Offer — Termination, Extension and Amendment of the Offer”).

“Pesos” or “$”	means the legal currency México.

“Purchase Price”	means the purchase price of the Appreciation Warrants determined by means of the auction procedure described in “The Offer – Purchase Price and Procedure for the Price Determination” below.

“RNV”	means the National Securities Registry (Registro Nacional de Valores) mantained by the CNBV.

“Appreciation Warrants”	means the 103,790,945 appreciation warrants, payable in cash, with European exercise, and mandatory early termination, referred to CPOs.

“Elegible Holders”	means the beneficial owners of Appreciation Warrants, except for (i) officers, directors, statutory auditors, subsidiaries and affiliates of CEMEX, and (ii) two trusts constituted with the purpose of establishing pension or retirement funds for the employees of CEMEX and its subsidiaries, over which CEMEX exercises investment discretion. As of November 5, 2003, 56,616,253 Appreciation Warrants were held by Eligible Holders.

“Tons”	means metric tons of 1,000 Kilograms.

References to “CEMEX”, “us”, “our” or any similar term refer to CEMEX, S.A. DE C.V. and its consolidated subsidiaries, except as provided otherwise.

I.    SPECIAL FACTORS

1.	Questions and Answers about the Offer and the Global Offer

This section is included for the convenience of the possible participants of the Offer. This section highlights material information included in other sections of this Information Memorandum, but you should realize that it does not describe all the details of the Offer to the same extent that it is described in the body of this Information Memorandum. CEMEX urges you to read the entire Information Memorandum. Where helpful, CEMEX has included references to the sections of this document where you will find a more complete discussion.

Who is offering to purchase my securities?

CEMEX offers to purchase up to 103,790,945 Appreciation Warrants by means of the Offer. See “Information about CEMEX”.

What is the purchase price?

The price range for the Offer is Ps5.10 per Appreciation Warrant (the closing price of the Appreciation Warrants on the BMV on September 30, 2003, the date CEMEX announced its intention to initiate this Offer) to Ps8.10 per Appreciation Warrant (the theoretical value of an Appreciation Warrant on November 15, 2003, calculated using the Black-Scholes pricing model, assuming a volatility of 35%, a risk-free rate of 1.3%, a dividend yield of 0% and the highest sales price of our ADSs on the NYSE during September 2003, which was U.S.$26.20) The exchange rate used to calculate the highest price of the abovementioned range was of Ps11.13 to U.S.$1.00.

CEMEX is conducting the offer through a procedure commonly called a “modified Dutch Auction”.

This procedure allows the seller of the Appreciation Warrants to select the price, within the price range specified by CEMEX, at which you are willing to sell your Appreciation Warrants.

Any holder of Appreciation Warrants may tender its Appreciation Warrants (including the price and number of Appreciation Warrants that will be sold to such prices). Notwithstanding the foregoing, to determine the Purchase Price, CEMEX shall only consider tenders made by Eligible Holders. To determine which tenders shall be considered for the Purchase Price determination, the Letter of Acceptance delivered to the Participant Brokers shall have a statement, under oath, with respect to the number of Appreciation Warrants owned by the Elegible Holders and the number of Appreciation Warrants owned by non-eligible holders. Each Participant Broker shall be responsible of the procedure by means of which each of its clients will inform it if it is an Eligible Holder or not. See “The Offer — Purchase Price and Procedure for Determination of the Price” and “The Offer — Procedure For Tendering Appreciation Warrants”.

After the Maturity Date, CEMEX will determine the purchase price for the Appreciation Warrants (the “Purchase Price”) validly tendered pursuant to the following:

(i)  tenders between the range of Ps5.10 and Ps8.10 for each Appreciation Warrant made by the Participant Brokers by means of their Letters of Acceptance and made by holders of ADWs or their brokers in the International Offer, will be ordered starting from the Appreciation Warrant offered at the lowest price and upwards, until the price at which CEMEX may acquire at least eighty percent (80%) of the outstanding Appreciation Warrants owned by Eligible Holders may be reached, that is, 45,293,003 Appreciation Warrants.

(ii)  If less than eighty percent (80%) of the Appreciation Warrants beneficially owned by Eligible Holders are validly tendered in the Global Offer, the Purchase Price shall be the highest price at which any Appreciation Warrant is validly tendered by an Eligible Holder.

In each case, CEMEX will purchase at the Purchase Price, all Appreciation Warrants that are validly tendered, including Appreciation Warrants validly tendered by persons that are not Eligible Holders. All Appreciation Warrants purchased by CEMEX pursuant to the foregoing, will be purchased at a single Purchase Price, including Appreciation Warrants that shall have been tender at a price lower than the Purchase Price. Notwithstanding that, CEMEX will not purchase any Appreciation Warrant tendered at a price higher than the Purchase Price.

See “The Offer — Procedure for Tendering Appreciation Warrants” below.

How will tenders be accepted?

After the expiration of the Offer Period, CEMEX, with the assistance of Accival and Citigroup, shall arrange the tenders received in the Offer and in the International Offer and shall determine the Purchase Price as provided for in “The Offer — Purchase Price and Procedure for the Price Determination”. Before the Registration Date, CEMEX, through Accival, shall deliver a written notice to the Participant Brokers that sent Letters of Acceptance, the number of Appreciation Warrants to be purchased by CEMEX in the Offer, specifying the Purchase Price for each Appreciation Warrant.

How and when will the Purchase Price be paid?

If your Appreciation Warrants are purchased in the Offer, you will be paid the Purchase Price, in cash, in Mexican Pesos, without interest, on the Settlement Date. On such date, CEMEX will pay the Purchase Price to Accival, which amount will be paid to the Participant Brokers through Indeval, against the delivery of the Appreciation Warrants. There may also be tax consequences to receiving the Purchase Price in the Offer. See “Special Factors — Tax Consequences” and “The Offer — Payment of Purchase Price”.

How many appreciation warrants and ADWs will CEMEX purchase in all?

CEMEX will purchase, at the Purchase Price, all Appreciation Warrants that are tendered at or below the Purchase Price (including Appreciation Warrants tendered by persons that are not Eligible Holders), but all at the same price, that shall be the Purchase Price. As of November 5, 2003, there where 103,790,945 outstanding Appreciation Warrants. Of the 103,790,945 Appreciation Warrants, 30,708,913 Appreciation Warrants (including appreciation warrants represented by ADWs) were owned by subsidiaries and affiliates of CEMEX, and 4,217,516 Appreciation Warrants were owned by the pension funds of CEMEX. CEMEX intends for its subsidiaries, affiliates, and pension funds to tender all their Appreciation Warrants in the Offer. As of November 5, 2003, the executive officers and directors of CEMEX, as a group, owned an aggregate of 12,248,263 Appreciation Warrants (including Appreciation Warrants represented by ADWs), which represent approximately 11.80% of the 103,790,945 outstanding Appreciation Warrants. The executive officers, directors, subsidiaries, affiliates, and pension funds of CEMEX are not considered Eligible Holders and the prices at which they tender Appreciation Warrants owned by them will not be taken into account for purposes of determining the Purchase Price; however, CEMEX will purchase, at the Purchase Price, all Appreciation Warrants tendered by them at or below the Purchase Price.

All appreciation warrants purchased by CEMEX in the Offer will be cancelled.

Is there a minimum number of Appreciation Warrants to be tendered for CEMEX to purchase any Appreciation Warrant?

No. The Offer is not conditioned to a minimum number of Appreciation Warrants to be tendered by its holders. The Offer, however, is subject to certain conditions. See “The Offer — Number of Appreciation Warrants Subject to the Offer” and “The Offer — Conditions of the Offer”.

If I tender my Appreciation Warrants, how many of my Appreciation Warrants will CEMEX purchase?

CEMEX will purchase, at the Purchase Price, all Appreciation Warrants validly tendered at or below the Purchase Price, including Appreciation Warrants tendered by persons that are not Eligible Holders. CEMEX will not purchase the Appreciation Warrants tendered at a price above the Purchase Price.

How will CEMEX pay for the Appreciation Warrants?

CEMEX would need a maximum of Ps591,964,459.20 (five hundred ninety one million nine hundred sixty four thousand four hundred fifty nine pesos 20/100) to purchase all the outstanding Appreciation Warrants (including appreciation warrants represented by ADWs) at the maximum Purchase Price of Ps8.10 per Appreciation Warrant, which is the maximum price offered by CEMEX. For purposes of calculating the maximum aggregate Purchase Price, the 30,708,913 Appreciation Warrants (including Appreciation Warrants represented by ADWs) beneficially owned by the subsidiaries and affiliates of CEMEX have been excluded, as the intercompany transaction will have no financial or accounting effect on CEMEX. CEMEX will use cash in hand from the proceeds of the October 2003 public equity offering of CEMEX to pay for all Appreciation Warrants it purchases in the Offer.

How long do I have to tender my Appreciation Warrants to CEMEX?

The Participant Brokers will have until 15:15 p.m., Mexico time, on the Maturity Date to deliver to Accival its Letters of Acceptance. By virtue of the foregoing, the holders shall promptly notify their depositary or broker of their intention to participate in the Offer.

CEMEX may extend the Maturity Date at any time, for a period of up to 3 (three) months counted from the commencement of the Offer, subject to applicable regulatory approvals. See “The Offer — Number of Appreciation Warrants Subject to the Offer” and “The Offer — Termination, Extension and Amendment of the Offer”.

How will I be notified if the Offer Period is extended?

If CEMEX extends the Offer Period, CEMEX will inform Accival and Citigroup, the dealer manager for the International Offer for the purchase of ADWs, and will make a public announcement of the extension, not later than 8:00 a.m., Mexico City time, on the business day after the Maturity Date. See “The Offer — Termination, Extension and Amendment of the Offer”.

How do I tender my Appreciation Warrants?

To tender your Appreciation Warrants, you must complete the procedure described in “The Offer — Procedure for Tendering Appreciation Warrants”. You may also contact your depositary or broker for assistance.

Once I have tendered Appreciation Warrants, can I change my mind?

Yes. If you tender your Appreciation Warrants and change your mind, you may withdraw previously tendered Appreciation Warrants at any time before the Offer Period expires. See “The Offer — Withdrawal Rights”.

To withdraw appreciation warrants, you must timely deliver a written notice of your withdrawal to your depositary or broker. The Participant Brokers shall deliver a written notice to Accival of such withdrawal before the Offer Period expires. See “The Offer — Withdrawal Rights”.

What does the Board of Directors of CEMEX thinks of the Offer?

The Offer has been approved by the Board of Directors of CEMEX. However, neither CEMEX nor the Board of Directors, nor Accival or any other participant in the Offer, or their respective counselors, agents, subsidiaries or affiliates, is making any recommendation regarding whether you should tender or not tender your Appreciation Warrants or at what price you should choose to tender your Appreciation Warrants. You should discuss whether to tender your Appreciation Warrants with your depositary, broker or other financial or tax advisor.

Why is CEMEX making the offer?

The Global Offer has as principal purposes: first, to simplify the capital structure of CEMEX, eliminating the risk and hedge of the Appreciation Warrants; and second, to offer holders of Appreciation Warrants the opportunity to sell their Appreciation Warrants at, or above if applicable, a price selected by them (within the price range set by CEMEX in the Global Offer) without the usual transaction costs and liquidity limitations associated with open-market sales of the Appreciation Warrants. Furthermore, CEMEX considers that the Offer may simplify the ability of third parties to value CEMEX on a per share basis by reducing the impact of, and uncertainty created by, the outstanding Appreciation Warrants.

Does the Offer relate to CEMEX’s outstanding CPOs or ADSs?

No. The Offer relates solely to the Appreciation Warrants of CEMEX. The Offer does not relate to any other securities of CEMEX, including the outstanding CPOs or ADSs. After the Offer is completed, the CPOs of CEMEX will continue to be listed on the BMV and the ADSs of CEMEX will continue to be listed on the NYSE.

What is the market value of my Appreciation Warrants as of a recent date?

The Appreciation Warrants are listed and traded on the BMV under Mexican symbol “CMX412E-DC062”.

On November 14, 2003, the last full trading day on the BMV prior to the commencement of the Offer, the last reported sales price of the Appreciation Warrants on the BMV was Ps5.70 per Appreciation Warrant. CEMEX recommends you to obtain current market quotations for the Appreciation Warrants. For trading information regarding the Appreciation Warrants, you may call your depositary or broker. See “The Offer — Information about the Securities Market”.

How does the Purchase Price compares to the amounts I could receive under the terms of the Appreciation Warrants on the maturity date or on the mandatory early redemption date?

Under the terms of the Appreciation Warrants, you are entitled to receive any appreciation value of the Appreciation Warrants on December 21, 2004, the maturity date for the Appreciation Warrants or upon the occurrence of a mandatory early redemption of the Appreciation Warrants. Any appreciation value to which you are entitled under the Appreciation Warrants will be distributed to you in form of CPOs. Whether and to the extent you will receive any appreciation value depends on the market price of the CPOs of CEMEX. If no mandatory redemption of the Appreciation Warrants takes place, unless the market price of the CPOs of CEMEX on December 21, 2004 is above the strike price for the Appreciation Warrants, which is approximately U.S.$5.445873, the Appreciation Warrants will expire and you will receive nothing. If the market price of the CPOs of CEMEX on December 21, 2004 exceeds the strike price, you will receive an appreciation value under the Appreciation Warrants in an amount equal to the difference between the market price and the strike price. In order for you to receive an appreciation value under the Appreciation Warrants in an amount equal to Ps5.10 per Appreciation Warrant (the minimum price CEMEX will pay in the Offer), the market price of the CPOs of CEMEX on December 21, 2004 would have to be approximately Ps65.31 per CPO (considering an exchange rate of Ps11.143 per U.S.$1.00). In order for you to receive an appreciation value under the Appreciation Warrants in an amount equal to Ps8.10 per Appreciation Warrant (the maximum price CEMEX will pay in the Offer), the market price of the CPOs of CEMEX on December 21, 2004 would have to be approximately Ps68.03 per CPO (considering an exchange rate of Ps11.143 per U.S.$1.00). If on any date prior to December 21, 2004 the market price of the CPOs of CEMEX equals or exceeds the triggering level for the Appreciation Warrants, which is approximately U.S.$7.261165 (Ps80.91), the Appreciation Warrants will be mandatorily redeemed by CEMEX and you will receive U.S.$2.00 (Ps22.29) per Appreciation Warran. For a summary description of the important terms of the Appreciation Warrants, see “The Offer — Key Terms of Appreciation Warrants”.

Will I have to pay brokerage commissions or taxes if I tender my Appreciation Warrants to CEMEX?

You will not need to pay any brokerage commissions in connection with the Offer, other than the ones you may need to pay to your broker, which we recommend you to be informed. To participate in the Offer may have tax consequences, and to determine them, we suggest you to consult your tax advisors. See “Special Factors — Tax Consequences”.

What are the tax consequences of tendering Appreciation Warrants?

The sale of the Appreciation Warrants may have tax consequences to its holders, depending on their particular situation. Taking into account the special circumstances of each holder and the complexity of the tax consequences, we suggest you consult your tax advisors. See “The Offer — Tax Consequences” below.

What are the effects of the offer on the market for the Appreciation Warrants?

Depending on the number of Appreciation Warrants tendered in the Offer, the number of outstanding Appreciation Warrants to be traded and the number of holders of such Appreciation Warrants may be reduced. The foregoing may affect the affect the liquidity of the Appreciation Warrants.

If I decide not to tender, how will the Offer affect my Appreciation Warrants?

If the Offer is completed, there would likely be no active public market in which to trade the Appreciation Warrants, and the liquidity of the Appreciation Warrants will be seriously affected. The terms and conditions of the outstanding Appreciation Warrants will not be amended.

Who can I talk to if I have questions about the Offer?

You can call your depositary, broker or Accival for any matter related to the Offer.

2.	Background and Purposes of the Global Offer

On September 25, 2003, the management of CEMEX informed the Board of Directors of the possibility of repurchasing the Appreciation Warrants of CEMEX by means of an issuer tender offer, depending on the outcome of our nondilutive equity offering carried out on October 2003 and on the liquidation of forward contracts relating to the securities underlying the offering. At meetings held on October 17, 2003 and October 22, 2003, the management of CEMEX analyzed certain information regarding a potential issuer tender offer.

On October 30, 2003, the Board of Directors met to review and consider the proposed transaction. At that meeting, the management of CEMEX presented all the relevant information in respect to the terms and conditions of the proposed transaction. Furthermore, the management of CEMEX also provided the Board of Directors with information regarding the proposed price range of Ps5.10 to Ps8.10 per Appreciation Warrant. The Board of Directors, by unanimous vote, determined to approve the Global Offer.

The Global Offer has two principal purposes: first, to simplify the capital structure of CEMEX, eliminating the risk and hedge of the Appreciation Warrants; and second, to offer holders of Appreciation Warrants the opportunity to sell their Appreciation Warrants at, or above if applicable, a price selected by them (within the price range set by CEMEX in the Global Offer) without the usual transaction costs and liquidity limitations associated with open-market sales of the Appreciation Warrants. Furthermore, CEMEX considers that the Offer may simplify the ability of third parties to value CEMEX on a per share basis by reducing the impact of, and uncertainty created by, the outstanding Appreciation Warrants.

Based upon the current market price of the CPOs and ADSs of CEMEX, CEMEX believes that the purchase of Appreciation Warrants is an attractive use of funds on behalf of our shareholders and is consistent with its longterm goal of increasing value for its shareholders.

After evaluating the advantages and disadvantages of the Global Offer as a way to attempt to maximize the shareholder value, CEMEX believes that the purchase of its Appreciation Warrants is a positive action that is intended to accomplish the desired objectives. Given the current illiquidity in the trading market for the Appreciation Warrants of CEMEX, the Board of Directors determined that the Global Offer was a better alternative than attempting to repurchase its Appreciation Warrants through small open market repurchases.

The Global Offer will provide holders of Appreciation Warrants and ADWs the opportunity to determine the price or prices (within the price range of Ps5.10 and Ps8.10 per Appreciation Warrant) at which they are willing to sell their Appreciation Warrants and, if any such Appreciation Warrants are purchased pursuant to the Global Offer, to sell those Appreciation Warrants for cash without the usual transaction costs associated with open-market sales.

Once the Global Offer is consummated, there is no assurance that the price of the outstanding Appreciation Warrants will not trade below the Purchase Price, nor is there any assurance that there will be an active public market in which to trade such Appreciation Warrants. Once the Global Offer is consummated, the appreciation value of the Appreciation Warrants upon maturity may be greater than the Purchase Price pursuant to the Offer. Furthermore, once the Global Offer is consummated, the outstanding Appreciation Warrants may be mandatorily redeemed by CEMEX if the market price of its CPOs reaches the triggering level for the Appreciation Warrants, in which case the appreciation value would be U.S.$2.00 per Appreciation Warrant. See “The Offer — Key Terms of the Appreciation Warrants”.

Neither CEMEX nor its Board of Directors, the Dealer, or their respective advisors, agents, subsidiaries or affiliates make any recommendation to any holder of Appreciation Warrants as to whether to tender or not tender any Appreciation Warrants or as to the price or prices at which holders of Appreciation Warrants may choose to tender their Appreciation Warrants. CEMEX has not authorized any person to make any such recommendation. Holders of Appreciation Warrants should carefully evaluate all information included in this Information Memorandum, consult their own investment and tax advisors, and make their own decisions about whether to tender Appreciation Warrants and, if so, how many Appreciation Warrants to tender and the price or prices at which to tender.

3.	Fairness of the Global Offer

The management of CEMEX believes the Global Offer is fair and equitable and in the best interests of CEMEX and all holders of Appreciation Warrants. The management of CEMEX took into account a number of factors, including the following, in reaching its belief that the Offer is fair and equitable and in the best interest of CEMEX and of all holders of Appreciation Warrants:

(i)	The financial condition and results of operations of CEMEX, including its earnings per share and capital levels for the year ended December 31, 2002 and the first nine months of 2003, as well as its published earnings targets for the full year 2003.

(ii)	The calculation of the theoretical value of an Appreciation Warrant on November 15, 2003, computed using the Black-Scholes pricing model, assuming a volatility of 35%, a risk-free rate of 1.3%, a dividend yield of 0% and the highest sales price of the ADSs of CEMEX on the NYSE during September 2003, which was U.S.$26.20. The exchange rate used to determine the highest sales price within the range was of Ps11.13 to U.S.$1.00.

The Black-Scholes pricing model is one of a number of valuation models that have been developed to estimate the value of options and other equity-linked securities based on assumed levels of volatility, interest rates and dividend rates in the future, and therefore the estimated valuation that the Black-Scholes model produces depends on judgments or approximations about these future events. However, the Black-Scholes model and other similar models are intended to estimate the value of options and other equity-linked securities that are both freely transferable and held by a financial institution or similar entity that has the ability to enter into offsetting hedging transactions.

Given the limited liquidity of the Appreciation Warrants and the nature of the holders of the Appreciation Warrants, there is no guarantee that the Appreciation Warrants have either of these characteristics.

(iii)	The percentage by which the per Appreciation Warrant price to be paid in the Global Offer exceeds recent trading prices and estimated trading values.

(iv)	The likelihood of payments being made under the Appreciation Warrants at their scheduled maturity in December 2004 or upon an earlier mandatory redemption.

(v)	The likelihood that the transaction would be consummated and therefore reduce the number of CPOs that would be deliverable upon maturity or early redemption of the Appreciation Warrants.

(vi)	The fact that the Global Offer is a voluntary transaction in which holders of the Appreciation Warrants may or may not participate.

(vii)	The limited trading market for the Appreciation Warrants, including limited liquidity, relatively low prices and trading volume.

In view of the wide variety of factors considered in connection with its evaluation of the Global Offer, CEMEX has found it impractical to, and therefore have not, quantified or otherwise attempted to assign relative weights to the specific factors considered in reaching its belief that the Offer is fair and equitable and in the best interests of CEMEX and all holders of Appreciation Warrants.

Furthermore, CEMEX has been advised by Citigroup with respect to the Global Offer as described in “Special Factors — View of Financial Advisor”. Such advise does not constitutes an opinion of an independent expert with respect to the fairness and equity of the Global Offer.

In addition, CEMEX believes that its decision to exclude from the price determination formula the prices at which Appreciation Warrants are tendered by no Elegible Holders ensures that the modified “Dutch Auction” pricing dynamics are driven solely by independent holders of the Appreciation Warrants.

The Board of Directors, a majority of whom are non-employee directors, has unanimously approved the Global Offer. The non-employee directors of CEMEX have not retained an unaffiliated representative to act solely on behalf of the unaffiliated holders of Appreciation Warrants for purposes of negotiating the terms of the Global Offer. The Global Offer does not require the approval of a majority of unaffiliated holders of Appreciation Warrants.

4.	View of Financial Advisor

Citigroup reviewed the proposed structure and pricing for a cash tender offer for the Appreciation Warrants and certain precedent transactions and publicly available information. Based on that and Citigroup’s experience in transactions of this type, Citigroup believes that the proposed modified Dutch auction procedure facilitates a market driven price determination that would reflect the views of warrant holders regarding the appropriate value of the Appreciation Warrants. The exclusion of the tender of management and company-owned warrants from the price determination procedure ensures that the tender pricing dynamics are driven by independent Appreciation Warrant holders only.

The Appreciation Warrant prices of Ps5.10 to Ps8.10 reflect a range with a minimum price that is indicative of recent market prices of the Appreciation Warrants (on November 14, 2003, the closing price of the Appreciation Warrants on the BMV was Ps5.70 per Appreciation Warrant) and the maximum Appreciation Warrant price indicative of CEMEX’s belief as to the value of the Appreciation Warrants if the market price of the ADSs exceeds U.S.$26.20. Citigroup believes that the maximum price is a reasonable attempt to provide a financial incentive for holders to tender Appreciation Warrants in a situation where the price of the CPOs and ADSs appreciates back to its high trading price range that occurred in September 2003.

Citigroup will not be separately compensated for providing us with this advice apart from its compensation as U.S. dealer manager for the Offer. In the past, Citigroup has provided investment banking and advisory services for CEMEX from time to time for which its has received customary fees and expenses. Citigroup may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business.

5.	Plans After the Global Offer

CEMEX expects that following the Global Offer, its business and operations will be continued substantially as they are currently being conducted by the management. Except for the Global Offer, CEMEX does not have any present plans or proposals which relate to or would result in:

1.	an extraordinary transaction, such as a merger, reorganization or liquidation, involving CEMEX or any of its subsidiaries,

2.	a purchase, sale or transfer of an amount of its assets or any of its subsidiaries’ assets that would be material to CEMEX and its subsidiaries taken as a whole,

3.	a material change in the present dividend rate or policy of CEMEX, or in its indebtedness or capitalization,

4.	a change in the present board of directors or management of CEMEX,

5.	a material change in the corporate structure or business of CEMEX, or

6.	a change in the by-laws or other governing documents or an action that could impede the acquisition of control of CEMEX.

At the completion of the Offer, depending on the number of Appreciation Warrants tendered and accepted in the Offer, the Appreciation Warrants may be held by a limited number of investors. Consequently, the liquidity of the Appreciation Warrants may be seriously affected.

Notwithstanding CEMEX does not currently have any plans, other than as described in this Information Memorandum, that relate to or would result in any of the events discussed above, CEMEX continues to evaluate opportunities for increasing the shareholder value, which may have as a consequence that it may undertake or plan actions that relate to or could result in one or more of these events.

6.	Effects of the Offer

The purchase of Appreciation Warrants by CEMEX by means of the Offer may reduce the number of issued and outstanding Appreciation Warrants object of trading, as well as the number of holders of such Appreciation Warrants. The foregoing may affect the liquidity of the Appreciation Warrants. CEMEX may not assure that the holders of the Appreciation Warrants not tendered in the Offer would find buyers of such Appreciation Warrants after the Offer.

Furthermore, once the Offer is consummated, the Appreciation Warrants purchased by CEMEX will be canceled and CEMEX will take the necessary actions, including, (i) substitute the certificate representing the Appreciation Warrants, without the need to hold a general holders meeting of the Appreciation Warrants, (ii) the actualization of the registration of the number of Appreciation Warrants not tendered in the Offer in the Securities and Special Sections of the RNV, and (iii) the actualization of the registration of the Appreciation Warrants on the BMV.

Following the completion of the Offer, CEMEX may repurchase additional Appreciation Warrants in the open market, in privately negotiated transactions or otherwise. Future purchases may be on terms that are more or less favorable to holders of the Appreciation Warrants than the Offer. Any future purchases will depend on many factors, which include market conditions and the condition of the business of CEMEX.

CEMEX intends, once the Offer is consummated, to maintain the Appreciation Warrants listed and traded on the BMV.

7.	Interest of Directors and Executive Officers of CEMEX

Information about our directors and officers, including information relating to their beneficial ownership of Appreciation Warrants or ADWs, and the domicile of such directors and officers is set forth in Exhibit I of this Information Memorandum. As of November 5, 2003, the directors and officers of CEMEX, as a group, owned an aggregate of 12,248,263 Appreciation Warrants (including Appreciation Warrants represented by ADWs), which represent approximately 11.80% of the 103,790,945 outstanding Appreciation Warrants.

The directors and officers of CEMEX (as other persons related to CEMEX) are entitled to participate in the Offer. However, for purposes of determining the Purchase Price, they are not considered Eligible Holders and the prices at which they tender Appreciation Warrants owned by them will not be taken into account.

8.	Transactions Prior the Offer

On October 15, 2003, Jorge Garcia Segovia, a member of the Board of Directors, purchased 49,000 Appreciation Warrants on the BMV at a price of Ps4.95 per Appreciation Warrant.

Other than the abovementioned transaction, based on the records and information provided to CEMEX by its directors, officers, associates and subsidiaries, neither CEMEX, nor any of our associates, pension funds or subsidiaries, nor any of our directors or officers, have effected any transactions in the Appreciation Warrants during the 60 days prior to November 5, 2003.

9.	Tax Consequences

Below is a summary with respect to the principal tax consequences, pursuant to the Ley del Impuesto sobre la Renta, the Regulations thereunder, the Miscellaneous Tax Resolution for 2003 and other related tax provisions applicable in Mexico, with respect to the participation of individuals or entities residing in Mexico and non residents of Mexico in the Offer (jointly, for purposes of this section, the “Participants”) and the sale of Appreciation Warrants thereunder. This summary contains such principal tax consequences, but it does not intend to be a complete description of such tax consequences, nor cover all situations which may apply, from a tax perspective, to a

Participant person or to a person that intends to participate in the Offer or that may be relevant to make an investment decision relating to participating or not in the Offer.

This summary is based in such federal tax provisions applicable in Mexico, in effect on the date of this Information Memorandum. Such provisions may be amended in the future, which may affect the accuracy or validity of the contents of this summary.

Persons having the intention to participate in the Offer, are advised to consult their own tax advisors, with respect to the tax consequences in Mexico or outside of Mexico, that such participation may have.

The Appreciation Warrants (and any payment with respect thereto, including the payment of the Purchase Price) are considered equity-related derivative transactions, for Mexican tax purposes.

Participants must evidence, to the satisfaction of the relevant Indeval depositary through which they may participate in the Offer, and pursuant to the applicable tax provisions, their country of residence for tax purposes. If not evidenced satisfactorily, the relevant Indeval depositary, may withhold taxes (for their subsequent payment to the Sistema de Administración Tributaria) in connection with the payment of the Purchase Price effected by CEMEX in respect of the Appreciation Warrants, at the highest rate described below, reducing significantly the amounts to be received by the relevant Participant from CEMEX.

Likewise, non-residents of Mexico must evidence (and deliver the necessary documentation), to the satisfaction of the relevant Indeval depositary, gains obtained, if any, from the payment of the Purchase Price made by CEMEX with respect to the Appreciation Warrants, in order for such Indeval depositary to make the necessary withholdings referred to below. If such gains are not evidenced, withholding taxes would be applicable with respect to the aggregate Purchase Price paid by CEMEX to the non-resident of Mexico.

Entities Residing in Mexico

According to the federal tax legislation applicable in Mexico, the payment of the Purchase Price made by CEMEX to the holders of Appreciation Warrants participating in the Offer, which are legal entities or corporations resident of Mexico for tax purposes, will not be subject to any Mexican withholding taxes. However, such legal entities or corporations need to recognize as ordinary income the gains, if any, resulting from the payment of the Purchase Price by CEMEX with respect to the Appreciation Warrants.

Individuals Resident in México

According to the federal tax legislation applicable in Mexico (in particular, pursuant to the regulations to the Ley del Impuesto sobre la Renta), the payment of the Purchase Price made by CEMEX to the holders of Appreciation Warrants participating in the Offer, who are Mexican individuals residing in Mexico for tax purposes, will not be subject to any Mexican withholding taxes. Such individuals residing in Mexico are not required to recognize as ordinary income the gains, if any, resulting from the payment of the Purchase Price made by CEMEX with respect to the Appreciation Warrants.

Non-resident Persons

According to federal tax legislation applicable in Mexico, gains, if any, resulting from the payment of the Purchase Price made by CEMEX to holders of Appreciation Warrants participating in the Offer, who are non-residents of Mexico for tax purposes, will be subject to a 25% (twenty five per cent) Mexican withholding tax. Non-residents of Mexico must provide to the relevant Indeval depositary, to the satisfaction of such depositary, the documentation necessary to determine the gain to which the aforementioned 25% (twenty five percent) rate applies.

In the event that the non-resident of Mexico for tax purposes, resides in a country with a preferential tax regime as set forth in the Ley del Impuesto sobre la Renta, the payment of the Purchase Price made by CEMEX in respect of the Appreciation Warrants, shall be subject to a 40% (forty percent) Mexican withholding tax, without any deduction.

The aforementioned withholding tax shall be applied by the Indeval depositary through which the relevant non-resident abroad participates in the Offer.

CEMEX intends to request a ruling from the Secretaría de Hacienda y Crédito Público, in which the Secretaría confirms that, if the non-resident Participant resides in a country with which Mexico shall have entered into a treaty for the avoidance of double taxation that is in effect, the payment of the Purchase Price made by CEMEX against the tendering of the Appreciation Warrants, will not be subject to any Mexican withholding taxes, pursuant to the terms of such treaties. If the ruling from the Secretaría de Hacienda y Crédito Público were favorable and obtained prior to the consummation of the Offer, non-resident Participants may take advantage of this benefit, if such Participants shall evidence to the relevant Indeval depositary that they are residents, for tax purposes, of a country with which Mexico has entered into a treaty for the avoidance of double taxation that is in effect; it is expected that such residence may only be evidenced by (i) a certificate of tax residence issued by the corresponding tax authority or (ii) a copy of the last yearly tax return. No assurances may be given that CEMEX will obtain such ruling and, even if obtained, if the place of residence of the relevant non-resident of Mexico is not duly evidenced, the Mexican withholding taxes specified above would apply.

II.    THE OFFER

1.	Number of Appreciation Warrants Subject to the Offer

Up to 103,790,945 appreciation warrants issued by CEMEX, with Mexican symbol “CMX412E-DC062”, payable in cash, with European exercise and mandatory early termination, referred to CPOs issued by CEMEX (with Mexican symbol “CEMEX.CPO”).

Simultaneously, CEMEX Inc., a U.S. subsidiary of CEMEX, is offering to purchase, in the Stock Exchange of the United States of America, all of the outstanding ADWs, each of which represents five (5) Appreciation Warrants. CEMEX Inc. is carrying out such International Offer with respect to each Appreciation Warrant in the same terms and conditions described in this Information Memorandum. The holders of ADWs will sell to CEMEX Inc. such ADWs through Citigroup, the International Offer dealer.

2.	Purchase Price and Procedure for the Price Determination

The price range for the Offer is Ps5.10 per Appreciation Warrant (the closing price of the Appreciation Warrants on the BMV on September 30, 2003, the date CEMEX announced its intention to initiate this Offer) to Ps8.10 per Appreciation Warrant (the theoretical value of an Appreciation Warrant on November 15, 2003, calculated using the Black-Scholes pricing model, assuming a volatility of 35%, a risk-free rate of 1.3%, a dividend yield of 0% and the highest sales price of our ADSs on the NYSE during September 2003, which was U.S.$26.20) The exchange rate used to calculate the highest price of the abovementioned range was of Ps11.13 to U.S.$1.00.

CEMEX is conducting the offer through a procedure commonly called a “modified Dutch Auction”.

This procedure allows the seller of the Appreciation Warrants to select the price, within the price range specified by CEMEX, at which you are willing to sell your Appreciation Warrants.

Any holder of Appreciation Warrants may tender its Appreciation Warrants (including the price and number of Appreciation Warrants that will be sold to such prices). Notwithstanding the foregoing, to determine the Purchase Price, CEMEX shall only consider tenders made by Eligible Holders. To determine which tenders shall be considered for the Purchase Price determination, the Letter of Acceptance delivered to the Participant Brokers shall have a statement, under oath, with respect to the number of Appreciation Warrants owned by the Eligible Holders and the number of Appreciation Warrants owned by non-eligible holders. Each Participant Broker shall be responsible of the procedure by means of which each of its clients will inform it if it is an Eligible Holder or not. See “The Offer — Procedure For Tendering Appreciation Warrants”. “Eligible Holders” means the beneficial owners of Appreciation Warrants, except for (i) officers, directors, statutory auditors, subsidiaries and affiliates of CEMEX, and (ii) two trusts constituted with the purpose of establishing pension or retirement funds for the employees of CEMEX and its subsidiaries, over which CEMEX exercises investment discretion. As of November 5, 2003, 56,616,253 Appreciation Warrants were held by Eligible Holders.

The Purchase Price will be determined as follows:

(i)  the tenders between the range of Ps5.10 and Ps8.10 for each Appreciation Warrant tendered by the Participant Brokers by means of their Letters of Acceptance and the tendered by holders of ADWs or their brokers in the International Offer, will be the lowest price per Appreciation Warrant tendered that will enable CEMEX to purchase at least eighty percent (80%) of the outstanding Appreciation Warrants owned by Eligible Holders, 45,293,003 Appreciation Warrants.

(ii)  If less than eighty percent (80%) of the Appreciation Warrants beneficially owned by Eligible Holders are validly tendered in the Global Offer, the Purchase Price shall be the highest price at which any Appreciation Warrant is validly tendered by an Eligible Holder.

In each case, CEMEX will purchase, at the Purchase Price, all Appreciation Warrants that are validly tendered by holders in the Offer, including Appreciation Warrants validly tendered by persons that are not Eligible Holders. All Appreciation Warrants purchased by CEMEX pursuant to the foregoing, will be purchased at a single Purchase Price, even if you have chosen a lower price. Notwithstanding, CEMEX will not purchase any Appreciation Warrant tendered at a price above the Purchase Price.

Holders of ADWs which participate in the International Offer will tender Appreciation Warrants in the same terms and conditions as the holders of Appreciation Warrants, in Pesos and to the prices referred to each of the Appreciation Warrants represented by each ADW.

Tenders with respect to the prices at which a holder is willing to tender its Appreciation Warrants in the Offer, may be tendered in increments of Ps0.30 (thirty cents) per Appreciation Warrant, from a price of no less than Ps5.10 per Appreciation Warrant.

3.	Offer Period and Relevant Dates

Offer Period: From November 17 to December 17, 2003.

Maturity Date: December 17, 2003.

Registration Date: December 18, 2003.

Settlement Date: December 19, 2003.

Such dates may change if CEMEX extends the Offer. See “The Offer — Termination, Extension and Amendment of the Offer”.

4.	Termination, Extension and Amendment of the Offer

CEMEX reserves the right, in its sole discretion, at any time and from time to time, to extend the Maturity Date of the Offer, for up to 3 (three) months starting from the commencement date of the Offer, or terminate or amend any of its terms, by giving notice to the BMV by the Information System EMISNET.

CEMEX further reserves the right, in its sole discretion, and regardless of whether or not any of the events or conditions described under “The Offer — Conditions of the Offer” have occurred or are deemed by CEMEX to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Appreciation Warrants or by decreasing or increasing the number of Appreciation Warrants being sought in the Offer. If a relevant amendment of the terms and conditions of the Offer is made, the Offer Period shall be extended at least 10 business days starting from the date in which the public announcement of such amendment is published. Amendments to the Offer may be made at any time and from time to time by public announcement in the Information System, EMISNET of the BMV.

If CEMEX extends the Maturity Date as provided herein, holders of Appreciation Warrants shall maintain during the extension period the withdrawal right provided for in “The Offer — Withdrawal Right”.

5.	Procedure for Tendering Appreciation Warrants

During the Offer Period, the holders of Appreciation Warrants that are under the custody of a brokerage firm shall instruct such brokerage firm to, at their account, accept the terms and conditions of the Offer. In the event that the Appreciation Warrants are kept by a bank or any other institution participating in Indeval other than a brokerage firm, the holder of the Appreciation Warrants shall instruct such custodian to participate in the Offer through a Participant Broker.

Each Participant Broker shall:

(i)  concentrate the instructions received from its clients and /or other custodians, according to the procedure each Participant Broker considers appropriate, as well as to maintain in its custody the Appreciation Warrants in respect of which they receive such instructions;

(ii)  fill out, based on such instructions, the form of Letter of Acceptance; and

(iii)  deliver the Letter of Acceptance to the offices of Accival located at Paseo de la Reforma 398, Floor 1, Col. Juarez, Z.C. 06600, to the attention of Mr. Erubiel Manrique Silva.

The Letter of Acceptances delivered by the Participant Brokers, shall be submitted in the format made available for such purposes from November 17, 2003, at the above mentioned address of Accival. The Letter of Acceptance shall contain the tender offer or offers of price and number of Appreciation Warrants to be sold in each of them, as well as a statement, under oath to tell the truth, with respect to the number of Appreciation Warrants contained in such tender offer that are owned by the Eligible Holders, according to the provisions of “The Offer—Purchase Price and Procedure for the Price Determination”.

The delivery of the Letter of Acceptance duly executed and filled-out by each Participant Broker to Accival, shall constitute the unconditional acceptance of the terms and conditions of the Offer by the holders of the Appreciation Warrants unless their tender offers are withdrawn before 15:15 PM, Mexico City Time, on the Maturity Date, according to the provisions of “The Offer — Withdrawal Rights”.

Tender offers to sell Appreciation Warrants contained in the Letters of Acceptance that (i) are not duly filled-out or (ii) are received after 15:15 PM, Mexico City time, on the Maturity Date shall not be accepted for purposes of the auction and, therefore, CEMEX shall not acquire the corresponding Appreciation Warrants.

Any matter related to the form and validity (including reception time) of any Letter of Acceptance shall be determined by Accival, at its discretion, and without any liability and such determination shall be conclusive and binding. Accival may but shall not be bound to notify, as early as possible, any defect or irregularity in the Letter of Acceptance. Holders of Appreciation Warrants and their respective custodians or Participant Brokers shall be responsible of the risks related with proceedings related to their participation in the Public Purchase Offer and neither CEMEX, nor Accival, nor their respective affiliates, agents, advisors or related persons shall have any liability in connection with such risks.

As soon as possible after 15:15 PM Mexico City time on the Maturity Date, Accival shall deliver to CEMEX the Letters of Acceptance received from Participant Brokers. CEMEX, with the assistance of Accival and Citigroup shall put in order the tender offers contained in the Letters of Acceptance and the tender offers received by Citigroup in the International Offer with respect to ADWs, in order to determine the Purchase Price of the Appreciation Warrants, according to the provisions of “The Offer — Purchase Price and Procedure for the Price Determination”.

Not later than 8:30 AM, Mexico City time, on the Registration Date, CEMEX shall inform, through notice published through the Information System EMISNET of the BMV on the results of the auctions which notice shall indicate, among other things, the Purchase Price, the number of Appreciation Warrants considered in the Offer by Eligible Holders and the percentage represented by such Appreciation Warrants of the aggregate Appreciation Warrants owned by the Eligible Holders. Such notice shall specify the number of Appreciation Warrants that shall be acquired by CEMEX and the Purchase price for them to be acquired. Accival shall inform to each Participant Broker, not later than such time on the Registration Date, by means of notice delivered to the fax number that each Participant Broker has indicated in the Letter of Acceptance, the number of Appreciation Warrants to be purchased by CEMEX from such Participant Broker, as well as the Purchase Price for which they will be purchased.

In the Registration Date, the purchase of Appreciation Warrants shall be perfected by means of several transactions in the BMV classified as “purchase public offer” (OC), carried out by Accival, as buyer on behalf of CEMEX, with each of the Participant Brokers, which will act as sellers on behalf of its clients or depositaries. Each of such transactions shall be for the number of Appreciation Warrants and for the Purchase Price notified by Accival to each Participant Brokers in the Registration date, pursuant to the foregoing paragraph. The liquidation of such transactions shall be carried out in the Settlement Date pursuant to the market practices and to the Rules of the BMV. CEMEX, through Accival, will purchase the Appreciation Warrants of each Participant Broker. Each of the foregoing transactions shall be deemed as a purchase public offering of CEMEX.

6.	Withdrawal Rights.

Appreciation Warrants tendered may be withdrawn at any time before 15:15 p.m., Mexico City time, on the Maturity Date. Once CEMEX accepts the tenders after such moment, tenders will be irrevocable.

For a withdrawal of Appreciation Warrants to be effective, a written notice of withdrawal must be timely received by the Dealer from the respective Participant Broker, such notice of withdrawal must specify the number of Appreciation Warrants to be withdrawn. In its case, the Participant Broker must deliver a new Letter of Acceptance. In virtue of the foregoing, holders of Appreciation Warrants will need to make all necessary actions arrange for its Participant Broker to deliver such written notice to the Dealer.

7.	Payment of Purchase Price

The payment of the Purchase Price of the Appreciation Warrants shall be in cash in the Settlement Date to the Participant Brokers through the Indeval, against the delivery of the Appreciation Warrants. Such payment shall be made without withholding taxes of any kind. Each Broker shall be responsible of withholding and, in its case, paying the taxes to be paid by its respective clients for the gain obtained for the sale of its Appreciation Warrants in the Offer. See “Special Factors — Tax Consequences”.

8.	Conditions of the Offer

CEMEX is not required to purchase any Appreciation Warrants tendered, and may terminate or amend the Offer or may extend the Offer Period, if, at any time before the Maturity Date any of the following events have occurred that, in the reasonable judgment of CEMEX makes it unadvisable for CEMEX to proceed with the Offer or to purchase the Appreciation Warrants:

(a)	there has been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the Offer, the purchase of some or all of the Appreciation Warrants under the Offer or otherwise relates in any manner to the Offer (including the other conditions to the Offer) or which, in the reasonable judgment of CEMEX, would or might impair a contemplated purpose of the Offer;

(b)	there has been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or to CEMEX or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the reasonable judgment of CEMEX, would or might directly or indirectly

(i)	make the acceptance for payment of, or payment for, some or all the Appreciation Warrants illegal or otherwise restrict or prohibit completion of the Offer or impair a contemplated purpose of the Offer; or

(ii)	delay or restrict our ability, or render CEMEX unable, to accept for payment or pay for some or all the Appreciation Warrants;

(c)	there has occurred any of the following:

(i)	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or on the BMV;

(ii)	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Mexico;

(iii)	the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or Mexico;

(iv)	any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular, that, in the reasonable judgment of CEMEX, might affect, the extension of credit by banks or other lending institutions in the United States or Mexico;

(v)	any significant decrease in the market price of the securities of CEMEX, including the CPOs and ADSs and Appreciation Warrants, or any change in the general political, market, economic or financial conditions in the United States, Mexico or abroad that could, in the reasonable judgment of CEMEX, have a material adverse effect on its business, operations or prospects or the trading of our securities; or

(vi)	any change or changes in the business, financial condition, assets, income, operations, prospects or equity ownership of CEMEX or its subsidiaries that, in its reasonable judgment, is or may be material and adverse to CEMEX or its subsidiaries.

The conditions to the Offer are for the sole benefit of CEMEX and may be asserted by CEMEX at any time until the Maturity Date, in its sole discretion. The failure at any time of CEMEX to exercise any of the foregoing rights shall not be deemed a waiver of any right, and each right shall be deemed an ongoing right which may be asserted at any time up until the Maturity Date. Any determination or judgment by CEMEX concerning the events described above will be final and binding on all parties.

9.	Source and Amount of Funds

If all the Appreciation Warrants (including Appreciation Warrants owned by the officers, directors, subsidiaries and affiliates of CEMEX and the Appreciation Warrants represented by ADWs) are purchased at the maximum Purchase Price of Ps8.10 per Appreciation Warrant, which is the maximum price offered by CEMEX, CEMEX would need a maximum of Ps591,964,459.20 (five hundred ninety one million nine hundred sixty four thousand four hundred fifty nine pesos 20/100). CEMEX expects that the expenses related with the Global Offer will be of approximately Ps11,754,751.00. For purposes of calculating the maximum aggregate Purchase Price, the 30,708,913 Appreciation Warrants beneficially owned by the subsidiaries and affiliates of CEMEX (including Appreciation Warrants represented by ADWs) have been excluded, as the intercompany transaction will have no financial or accounting effect on CEMEX.

CEMEX will use cash on hand from the proceeds of the October 2003 public equity offering of CEMEX to pay for all Appreciation Warrants it purchases in the Offer.

10.	Information about the Securities Market

The Appreciation Warrants are listed on the BMV under the Mexican symbol “CMX412E-DC062.” The ADWs are listed on the NYSE under the symbol “CX.WSB.” The following table sets forth, for the periods indicated, the reported highest and lowest market quotations in nominal Pesos for Appreciation Warrants on the BMV and the high and low sales prices in Dollars for ADWs on the NYSE.

Calendar Period	Appreciation Warrants (1)		New ADWs(2)
	High	Low	High	Low
Quarterly
2001
Fourth quarter	Ps4.50	Ps4.00	—	—
2002
First quarter	7.60	3.80	$4.40	$2.35
Second quarter	8.50	6.50	4.60	3.30
Third quarter	6.50	3.00	3.30	1.35
Fourth quarter	4.20	3.00	2.05	1.22
2003
First quarter	4.00	2.50	1.80	0.95
Second quarter	3.80	2.50	1.65	1.00
Third quarter	5.30	3.10	2.25	1.35
Monthly
April	3.50	2.50	1.54	1.00
May	3.80	2.80	1.60	1.30
June	3.50	2.80	1.65	1.30
July	4.20	3.10	1.80	1.35
August	4.80	4.00	2.15	1.75
September	5.30	4.35	2.25	2.10
October	6.00	4.90	2.30	2.20
November (through November 14, 2003)	5.70	5.10	2.35	2.35

Source: Based on data of the BMV and the NYSE.

(1)	The appreciation warrants began trading on the BMV on December 24, 2001.
(2)	The ADWs were initially listed for trading on the NYSE on December 24, 2001.

On November 14, 2003, the last reported closing price for Appreciation Warrants on the BMV was Ps5.70 per Appreciation Warrant and the last reported closing price for ADWs on the NYSE was U.S.$2.35 per ADW. We urge you to obtain more current market price information for the Appreciation Warrants and ADWs.

The following shows the movements of the Appreciation Warrants on the BMV during the last six months:

11.	Corporate Name of the Dealer

Acciones y Valores de México, S.A. de C.V., Casa de Bolsa, Integrante del Grupo Financiero Banamex.

Accival has executed an underwriting agreement with CEMEX in respect with its participation on the offer, which may be terminated upon the occurrence of any of the conditions provided for therein.

12.	Fees and Expenses of the Global Offer

The principal fees and expenses related with the Global Offer referred to in this Information Memorandum (including expenses related with the International Offer) which were incurred are as follows:

Filing fees	Ps	82,458.00
Financial and Other Advisors	Ps	5,097,923.00
Securities Transfers Quota	Ps	222,860.00
Legal Advisors	Ps	3,900,050.00
Tax Advisors	Ps	111,430.00
Printing and Others	Ps	1,894,310.00
Others (1)	Ps	445,720.00

Total amount of Expenses related to the Global Offer (Approximate)	Ps	11,754,751.00

“Others” include the Dealer’s expenses (such as travel expenses), road shows and other presentations to investors.

CEMEX will pay the commission of the Dealer and the U.S. Dealer related with the Global Offer and will reimburse certain expenses incurred by them in connection with the Global Offer.

13.	Key Terms of the Appreciation Warrants

The following sets forth the key terms of the Appreciation Warrants. In both 2002 and 2003, following our annual meetings of our shareholders, the terms of the Appreciation Warrants were adjusted in accordance with the terms of the warrant deed and the regulations of the Securities Market Law to reflect anti-dilution adjustments resulting from stock dividends paid to holders of CPOs and ADS of CEMEX since holders of Appreciation Warrants and ADWs do not receive any dividends or distributions we pay to the shareholders. As a result of these anti-dilution adjustments, each Appreciation Warrant is entitled to the appreciation value related to 1.101752 CPOs.

Maturity Date	December 21, 2004.

Average Price

On any trading day, the average of the closing prices of one CPO, as published by the BMV, translated into U.S. Dollars at the Peso-Dollar FIX exchange rate, for each of the five consecutive trading days ending on such date. The Peso-Dollar FIX exchange rate is made available on each foreign exchange trading day by the BMV and published by the Mexican Central Bank on the business day immediately following each foreign exchange trading day in the Official Gazette of the Federation (Diario Oficial de la Federación).

Strike Price	U.S.$5.445873.

Triggering Level	U.S.$7.261165.

Appreciation Value	Holders of Appreciation Warrants will be entitled to receive for each Appreciation Warrant the following appreciation value:

On the Maturity Date, the appreciation value will equal the difference between the Average Price and the Strike Price multiplied by 1.101752 (to reflect the anti-dilution adjustments described above), if (1) a mandatory redemption has not occurred prior to the Maturity Date, and (2) the Average Price exceeds the Strike Price.

On an early redemption date, the appreciation value will equal the difference between the Triggering Level and the Strike Price multiplied by 1.101752 (to reflect the anti-dilution adjustments described above), provided that the Average Price as of the early redemption date equals or exceeds the Triggering Level. The Appreciation Value for the Appreciation Warrants will therefore be U.S.$2.00 per Appreciation Warrant on an early redemption date.

Mandatory Early Redemption	The Appreciation Warrants will be mandatorily redeemed by CEMEX prior to the Maturity Date if the Average Price on any trading day equals or exceeds the Triggering Level.

Distribution of Appreciation Value on Appreciation Warrants

On the Maturity Date or on any early redemption date, CPOs equal to the appreciation value will be distributed to holders of Appreciation Warrants, except that entitlements to fractional CPOs will be sold and the proceeds of such sale will be remitted in cash. The number of CPOs to be distributed will be determined by dividing the appreciation value by the closing price of one CPO on the Maturity Date or early redemption date, as the case may be, as published by the BMV, translated into Dollars at the Peso-Dollar FIX exchange rate.

Distribution of Appreciation Value on ADWs

On the Maturity Date or on any early redemption date, ADSs representing CPOs equal to the appreciation value will be distributed to holders of ADWs, except that entitlements to fractional ADSs will be remitted in cash.

III.    INFORMATION ABOUT CEMEX

Incorporated in 1920, CEMEX is the third largest cement company in the world, based on installed capacity as of June 30, 2003 of approximately 80.9 million tons. We are one of the world’s largest traders of cement and clinker, having traded over 10.2 million tons of cement and clinker in 2002. We are a holding company engaged, through our operating subsidiaries, primarily in the production, distribution, marketing and sale of cement, ready-mix concrete and clinker. We are a global cement manufacturer with operations in North, Central and South America, Europe, the Caribbean, Asia and Africa. As of September 30, 2003, we had worldwide assets of Ps178.2 billion. As of September 30, 2003, we had an equity market capitalization of approximately Ps8.08 billion.

We believe that we are one of the most efficient cement producers in the world. We believe we have achieved this competitive advantage through our significant utilization of technology throughout our entire organization, our superior operating practices, our turnaround expertise in newly acquired operations and our size as one of the largest cement companies in the world.

As of September 30, 2003, our main cement production facilities were located in Mexico, Spain, Venezuela, Colombia, the United States, Egypt, the Philippines, Thailand, Costa Rica, the Dominican Republic, Panama, Nicaragua and Puerto Rico. As of September 30, 2003, our assets, cement plants and installed capacity, on an unconsolidated basis, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray cement capacity. It also includes our proportional interest in the installed capacity of companies in which we hold a minority interest.

	As of September 30, 2003
	Assets (in billions of constant Pesos)	Number of Cement Plants	Installed Capacity (millions of tons per annum)
North America
Mexico	Ps57.8	15	27.2
United States	45.7	13	14.2
Europe, Asia and Africa
Spain	26.2	8	10.8
Asia	12.6	4	10.9
Egypt	4.1	1	4.7
South America, Central America and the Caribbean
Venezuela	8.8	3	4.6
Colombia	5.4	5	4.8
Central America and the Caribbean	11.6	5	4.1
Cement and Clinker Trading Assets and Other Operations	75.8	—	—

In the above table, “Asia” includes our Asian subsidiaries, and, for purposes of the columns labeled “Assets” and “Installed Capacity,” includes our 25.5% interest, as of September 30, 2003, in PT Semen Gresik, or Gresik, an Indonesian cement producer. In addition to the three cement plants owned by our Asian subsidiaries, Gresik operated four cement plants with an installed capacity of 17.2 million tons, as of September 30, 2003. In the above table, “Central America and the Caribbean” includes our subsidiaries in Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico and other assets in the Caribbean region. In the above table, “Cement and Clinker Trading Assets and Other Operations” includes in the column labeled “Assets” our 11.9% interest in Cementos Bio Bio, a Chilean cement producer having three cement plants with an installed capacity of approximately 2.2 million tons at September 30, 2003, and intercompany accounts receivable of CEMEX (the parent company only) in the amount of Ps37.4 billion, which would be eliminated if these assets were calculated on a consolidated basis.

During the last decade, we embarked on a major geographic expansion program to diversify our cash flows and enter markets whose economic cycles within the cement industry largely operate independently from that of Mexico and which offer long-term growth potential. We have built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world.

Principal Executive Offices

We are a Mexican corporation with our principal executive offices located at Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, Garza García, Nuevo León, México 66265. Our main phone number is 5281-8888-8888.

Public Documents

This Information Memorandum and any other information of CEMEX (including the periodical information CEMEX delivers to the investors pursuant to the applicable laws) may be reviewed in the BMV, in its offices or in the address: www.bmv.com.mx.

At the request of any investor who evidences that he owns Securities issued by CEMEX pursuant to the applicable laws, a copy of such documents shall be delivered prior written request addressed to Mr. Abraham Rodríguez, Investors Relations, in the offices above mentioned. The telephone number of Mr. Rodríguez is 01-81-88-88-42-62 and his e-mail address is abraham.rodríguez@cemex.com.

The internet page of CEMEX is www.cemex.com. The information contained in such internet page is not part of this Information Memorandum, nor of any other document used by CEMEX in respect with any Securities public or private offer.

IV.    RESPONSIBLE PERSONS

The undersigned, under oath, declare that they do not have any knowledge about relevant information omitted or not true contained in this Information Memorandum with respect to the public offer or that it contains information with may be misleading.

CEMEX, S.A. DE C.V.

/S/    JAVIER TORRES HERNÁNDEZ

By: Javier Torres Hernández

Title: Attorney-in-fact

ACCIONES Y VALORES DE MÉXICO, S.A. DE C.V., CASA DE BOLSA,

INTEGRANTE DEL GRUPO FINANCIERO BANAMEX

/S/    MANUEL PAULLADA NEVAREZ

By: Manuel Paullada Nevarez

Title: Attorney-in-fact

37

V.    EXHIBITS

1.	Information related with the Directors and Officers of CEMEX

Set forth below is a list of our officers and directors and for each, (i) the current ownership of Appreciation Warrants; (ii) a description of current principal occupation or employment and the name of any corporation in which the employment or occupation is conducted; and (iii) material occupations, positions, offices or employment during the past five years. The address of each of the following persons is Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, Garza García, Nuevo León, México 66265.

Unless otherwise noted below, each of the individuals listed below is a Mexican citizen. None of the following persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of the following persons has during the past five years been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

	APPRECIATION WARRANTS	ADWs	TOTAL	%
PROPRIETARY DIRECTORS
Lorenzo H. Zambrano	3,536,789		3,536,789	3.41%
Lorenzo Milmo Zambrano	1,211,000		1,211,000	1.17%
Armando J. García Segovia	146,592		146,592	0.14%
Rodolfo García Muriel	0
Rogelio Zambrano Lozano*	2,235,000		2,235,000	2.15%
Roberto Zambrano Villarreal	7,000		7,000	0.007%
Bernardo Quintana Isaac	1,200,000		1,200,000	1.16%
Dionisio Garza Medina	0
Alfonso Romo Garza	0
Mauricio Zambrano Villarreal	0
Tomas Brittingham Longoria	0
José Manuel Rincón Gallardo	0

ALTERNATE DIRECTORS
Eduardo Brittingham Sumner	162,000		162,000	0.16%
Tomás Milmo Santos	0
Jorge García Segovia	134,000		134,000	0.13%

OFFICERS
Héctor Medina A.	1,345,703	1,345,703	1.30%
Víctor Romo	30,000	30,000	0.03%
Francisco Garza	238,406	238,406	0.23%
José Luis Sáenz de Miera	0
Fernando González	57,000	57,000	0.05%
Rodrigo Treviño	1,885,042	1,885,042	1.82%
Ramiro Villarreal	59,731	59,731	0.06%
TOTAL		12,248,263	11.80%
* Includes 1,025,000 Appreciation Warrants owned by an Associate

AFFILIATES AND SUBSIDIARIES
PETROCEMEX		1,464,270	1.41%
Empresas Tolteca de México, S.A. de C.V.		243,285	0.23%
CEDICE		29,001,358	27.94%
TOTAL AFFILIATES AND SUBSIDIARIES		30,708,913	29.59%

PENSION FUNDS		4,217,516	4.06%

TOTAL		103,790,945	100%

Officers

Set forth below is the name and position of each of our executive officers. The terms of office of the executive officers are indefinite.

Lorenzo H. Zambrano, Chief Executive Officer

Joined CEMEX in 1968. During his career with CEMEX, Mr. Zambrano has been involved in all operational aspects of our business. He held several positions in CEMEX prior to his appointment as chief executive officer in 1985. Mr. Zambrano is a graduate of Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C., or ITESM, with a degree in mechanical engineering and administration and holds an M.B.A. from Stanford University. Lorenzo H. Zambrano is a first cousin of Lorenzo Milmo Zambrano and Rogelio Zambrano Lozano, both members of our board of directors, as well as of Rodrigo Treviño, our chief financial officer. He is also the second cousin of Roberto Zambrano Villareal and Mauricio Zambrano Villareal, both members of our board of directors.

Mr. Zambrano has been a member of our board of directors since 1979 and chairman of our board of directors since 1995. He is also a member of the board of directors of Fomento Económico Mexicano, S.A. de C.V., Empresas ICA, S.A. de C.V., Alfa, S.A. de C.V., Grupo Financiero Banamex, Cydsa, S.A., Vitro, S.A. and Grupo Televisa, S.A. He is chairman of the board of directors of Consejo de Enseñanza e Investigación Superior, A.C., which manages ITESM. He is also a member of the Stanford Business School’s advisory group and a member of the International Advisory Board of Salomon Smith Barney, Inc. and of the Chairman’s Council of Daimler Chrysler AG. In addition, he is member of the board of directors of The Museum of Modern Art, Americas Society, Inc. and Museo de Arte Contemporáneo de Monterrey A.C.

Héctor Medina, Executive Vice President of Planning and Finance

Joined CEMEX in 1988. He has held several positions in CEMEX, including director of strategic planning from 1991 to 1994, president of CEMEX México from 1994 to 1996, and has served as executive vice president of planning and finance since 1996. He is a graduate of ITESM with a degree in chemical engineering and administration. He also received a Masters of Science degree in management studies from the management Center of the University of Bradford in England and a Masters of Science diploma in Operations Research from the Escuela de Organización Industrial in Spain in 1975. Among the positions he previously held are those of Project Director at Grupo Protexa, S.A. de C.V., Administrative Director at Grupo Xesa, S.A. de C.V., Commercial Director at Direcplan, S.A. and Industrial Relations Sub-Director at Hylsa, S.A. de C.V. Mr. Medina is a member of the board of Cementos Chihuahua, Cia Minera Autlán, Mexifrutas, S.A. de C.V. and Chocota Productos del Mar, S.A. de C.V. and member of the (“consejo de vigilancia”) of Enseñanza e Investigación Superior A.C. and ITESM.

Armando J. García Segovia, Executive Vice President of Development	Initially joined CEMEX in 1975 and rejoined CEMEX in 1985. He has served as director of operational and strategic planning from 1985 to 1988, director of operations from 1988 to 1991, director of corporate services and affiliate companies from 1991 to 1994, director of development from 1994 to 1996, and executive vice president of development since 1996. He is a graduate of ITESM with a degree in mechanical engineering and administration and holds an M.B.A. from the University of Texas. He was employed at Conek, S.A. de C.V. from 1981 to 1985 and Cydsa, S.A. from 1979 to 1981. He is a brother of Jorge García Segovia, an alternate member of our board of directors, and a first cousin of Rodolfo García Muriel, a member of our board of directors.

Armando J. García Segovia has been a member of our board of directors since 1983. He also serves as a member of the board of directors of Materiales Industriales de Chihuahua, S.A. de C.V., Calhidra y Mortero de Chihuahua, S.A. de C.V., Cementos de Chihuahua, S.A. de C.V., Construcentro de Chihuahua, S.A. de C.V., Control Administrativo Mexicano, S.A. de C.V., Compañía Industrial de Parras, S.A. de C.V., Fábrica La Estrella, S.A. de C.V., Prendas Textiles, S.A. de C.V., Telas de Parras, S.A. de C.V., Canacem, Confederación Patronal de la República Mexicana, Centro Patronal de Nuevo León, and Instituto Mexicano del Cemento y del Concreto. He is chairman of the board of Centro de Estudios del Sector Privado para el Desarrollo Sostenible and member of the board of the World Environmental Center.

Victor Romo, Executive Vice President of Administration

Joined CEMEX in 1985 and has served as director of administration of CEMEX España from 1992 to 1994, general director of administration and finance of CEMEX España from 1994 to 1996, president of CEMEX Venezuela from 1996 to 1998, president of the South American and Caribbean region from 1998 to May 2003, and executive vice president of administration since May 2003. He is a graduate in public accounting and holds a master’s degree in administration and finance from ITESM. Previously, he worked for Grupo Industrial Alfa, S.A. de C.V. from 1979 to 1985.

Francisco Garza, President of CEMEX North America Region and Trading

Joined CEMEX in 1988 and has served as director of trading from 1988 to 1992, president of CEMEX Corp. from 1992 to 1994, president of CEMEX Venezuela and Cemento Bayano from 1994 to 1996, president of CEMEX México and CEMEX Corp. from 1996 to 1998, when he was appointed president of the North American region and trading. He is a graduate in business administration of ITESM and holds an M.B.A. from the Johnson School of Management at Cornell University.

José Luis Sáenz de Miera, President of CEMEX Europe, Africa and Asia

Joined CEMEX España in 1993 as general manager of administration and finance, and in 1994 he was appointed president of CEMEX España. Mr. Sáenz de Miera has served as president of the Europe, Africa and Asia region since October 1998. He studied economic sciences in Universidad Complutense de Madrid and is a certified public accountant from Instituto de Censores Jurados de Cuentas in Spain. Previously, he was employed from 1973 to 1993 at KPMG Peat Marwick, since 1982 as partner and between 1988 and 1993 as deputy senior partner.

Fernando Gonzalez, President of CEMEX South America and the Caribbean

Joined CEMEX in 1989 and has served as vice-president-human resources from 1992 to 1994, vice-president-strategic planning from 1994 to 1998, president of CEMEX Venezuela from 1998 to 2000, president of CEMEX Asia from 2000 to May 2003, and president of the South American and Caribbean region since May 2003. He is a graduate in business administration and holds a master’s degree in administration from ITESM. Previously, he worked for Grupo Industrial Alfa, S.A. de C.V. from 1976 to 1989.

Rodrigo Treviño, Chief Financial Officer

Joined CEMEX in 1997 and has served as chief financial officer since then. He holds both bachelor and master of science degrees in industrial engineering from Stanford University. Prior to joining CEMEX, he served as the country corporate officer for Citicorp/Citibank Chile from 1995 to 1996, and prior to that, he worked at Citibank, N.A. from 1979 to 1994. Rodrigo Treviño is a first cousin of Lorenzo H. Zambrano, our chief executive officer and chairman of our board of directors.

Ramiro G. Villarreal, General Counsel

Joined CEMEX in 1987 and has served as general counsel since then, and also has served as secretary of our board of directors since 1995. He is a graduate of the Universidad Autónoma de Nuevo León with a degree in law. He also received a masters of science degree in finance from the University of Wisconsin. Prior to joining CEMEX, he served as assistant general director of Grupo Financiero Banpais from 1985 to 1987.

Board of Directors

Set forth below are the names of the members of the our board of directors. The members of our board of directors serve for one-year terms.

Lorenzo H. Zambrano, Chairman	See “Officers”.

Lorenzo Milmo Zambrano

Has been a member of our board of directors since 1977. He also serves as general director of Inmobiliaria Ermiza, S.A. de C.V. and as a member of the board of directors of Seguros La Comercial, S.A., Banco Santander Mexicano, S.A. (Regional), Nacional Financiera S.N.C. and Bancomer, S.A. (Regional). He is a first cousin of Lorenzo H. Zambrano, chairman of our board of directors and our chief executive officer, and a first cousin of Rogelio Zambrano Lozano, a member of our board of directors.

Armando J. García Segovia	See “Officers”.

Rodolfo García Muriel

Has been a member of our board of directors since 1985. He is also the chief executive officer of Compañía Industrial de Parras, S.A. de C.V. and Parras Cone de México, S.A. de C.V. He is member of the board of directors of Parras Williamson, S.A. de C.V., Telas de Parras, S.A. de C.V., Sinkro, S.A. de C.V., IUSA-GE, S. de R.L., Industrias Unidas, S.A., Apolo Operadora de Sociedades de Inversión, S.A. de C.V. and Cambridge Lee Industries, Inc. Mr. García Muriel is also vice president of Cámara Nacional de la Industria Textil. Rodolfo García Muriel is a first cousin of Armando J. García Segovia, executive vice president of development of CEMEX and a member of our board of directors, and Jorge García Segovia, an alternate member of our board of directors.

Rogelio Zambrano Lozano

Has been a member of our board of directors since 1987. He is also a member of the consultive board of Grupo Financiero Banamex Accival, S.A. de C.V. Zona Norte. Rogelio Zambrano Lozano is a first cousin of Lorenzo H. Zambrano, chairman of our board of directors and our chief executive officer, and of Lorenzo Milmo Zambrano, a member of our board of directors.

Roberto Zambrano Villarreal

Has been a member of our board of directors since 1987. He is chairman of the board of directors of Desarrollo Integrado, S.A. de C.V., Administración Ficap, S.A. de C.V., Aero Zano, S.A. de C.V., Villamonte, S.A. de C.V., Focos, S.A. de C.V., C & I Capital, S.A. de C.V., Industrias Diza, S.A. de C.V., Inmobiliaria Sanni, S.A. de C.V., Inmuebles Trevisa, S.A. de C.V., Servicios Técnicos Hidráulicos, S.A. de C.V., Mantenimiento Integrado, S.A. de C.V., Execujet México, Pilatus PC-12 Center de México, S.A. de C.V., and Pronatura, A.C. He is a member of the board of directors of S.L.I. de México, S.A. de C.V., and Compañía de Vidrio Industrial, S.A. de C.V. He is a brother of Mauricio Zambrano Villarreal, a member of our board of directors.

Bernardo Quintana Isaac

Has been a member of our board of directors since 1990. He is chief executive officer and chairman of the board of directors of Empresas ICA Sociedad Controladora, S.A. de C.V., and a member of the board of directors of Teléfonos de México, S.A. de C.V., Grupo Financiero Banamex Accival, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Grupo Carso, S.A. de C.V., and Grupo Maseca, S.A. de C.V. He is also a member of Consejo Mexicano de Hombres de Negocios, Fundación UNAM, Fundación ICA and Patronato UNAM. He is a founding associate of Fundación Octavio Paz.

Dionisio Garza Medina

Has been a member of our board of directors since 1995. He is also chairman of the board and chief executive officer of Alfa, S.A. de C.V. and chairman of the board of Hylsamex, S.A. de C.V. He is a member of the board of directors of Vitro, S.A., Cydsa, S.A., ING Mexico, and Autoliv. He is also a member of Consejo Mexicano de Hombres de Negocios, the consultive committee of the School of Business, the David Rockefeller Center for Latin American Studies of Harvard University and the consultive committee of the New York Stock Exchange. He is also chairman of the executive board of the Universidad de Monterrey, A.C.

Alfonso Romo Garza

Has been a member of our board of directors since 1995. He is chairman of the board and chief executive officer of Savia, S.A. de C.V. and Seminis, Inc., and chairman of the board of ING Mexico. He is also a member of the board of Nacional de Drogas, S.A. de C.V., Grupo Maseca, S.A. de C.V., and Grupo Comercial Chedraui, S.A. de C.V. He is an external advisor of the World Bank Board for Latin America and the Caribbean, and a member of the board of The Donald Danforth Plant Science Center.

Mauricio Zambrano Villarreal

Has been a member of our board of directors since 2001. Mr. Zambrano Villarreal served as an alternate member of our board of directors from 1995 to 2001. He is also general vice-president of Desarrollo Integrado, S.A. de C.V., chairman of the board of directors of Empresas Falcón, S.A. de C.V. and Trek Associates, Inc., secretary of the board of directors of Administración Ficap, S.A. de C.V., Aero Zano, S.A. de C.V., Ciudad Villamonte, S.A. de C.V., Focos, S.A. de C.V., Compañía de Vidrio Industrial, S.A. de C.V., C & I Capital, S.A. de C.V., Industrias Diza, S.A. de C.V., Inmobiliaria Sanni, S.A. de C.V., Inmuebles Trevisa, S.A. de C.V., Praxis Accesorios, S.A. de C.V. and Servicios Técnicos Hidráulicos, S.A. de C.V., and a member of the board of directors of Sylvania Lighting International México, S.A. de C.V., Invercap, S.A. de C.V. and Precision Auto Care, Inc. He is a brother of Roberto Zambrano Villarreal, a member of our board of directors.

Tomás Brittingham Longoria

Has been a member of our board of directors since 2002. Previously served as an alternate member of our board of directors from 1987 until 2002. He is also the chief executive officer of Laredo Autos, S.A. de C.V. He is a son of Eduardo Brittingham Sumner, an alternate member of our board of directors.

José Manuel Rincón Gallardo

Has been a member of our board of directors since 2003. He is also the board’s “financial expert” and a member of our Audit Committee. He is president of the board of directors of Sonoco de México, S.A. de C.V., member of the board of directors and audit committee of Grupo Financiero Banamex, S.A. de C.V., Grupo Herdez, S.A. de C.V., and Grupo Celanese Mexicana, S.A. de C.V., and member of the board of directors of Grupo Transportación Ferroviaria Mexicana, S.A. de C.V., Grupo Cuervo, S.A. de C.V., Laboratorio Sanfer-Hormona, and Alexander Forbes México. Mr. Rincón Gallardo is a member of Pro-Dignidad, A.C., Organización Monte Fénix, A.C., Instituto Mexicano de Contadores Públicos, A.C., Instituto Mexicano de Ejecutivos de Finanzas, A.C., and member of the board of Consejo Mexicano de Normas de Información Financiera. Mr. Rincón Gallardo was managing partner of KPMG Mexico, and was a member of the board of directors of KPMG United States and KPMG International.

Alternate Directors

Set forth below are the names of the alternate members of our board of directors. The alternate members of our board serve for one-year terms.

Eduardo Brittingham Sumner

Has been an alternate member of our board of directors since 2002. Previously served as a regular member of our board of directors from 1967 until 2002. He is also general director of Laredo Autos, S.A. de C.V., Auto Express Rapido Nuevo Laredo, S.A. de C.V, Consorcio Industrial de Exportación, S.A. de C.V., and an alternate member of the board of directors of Vitro, S.A. He is father of Tomás Brittingham Longoria, a member of our board of directors.

Tomás Milmo Santos

Has been an alternate member of our board of directors since 2001. He is Chief Executive Officer and member of the board of directors of Axtel, S.A. de C.V., a telecommunications company that operates in the local, long distance and data transfer market. He is also a member of the board of directors of Coparmex, CEMEX México and the Universidad de Monterrey. Mr. Milmo Santos is nephew of Lorenzo H. Zambrano, our chief executive officer and chairman of our board of directors, and a nephew of Lorenzo Milmo Zambrano, a member of our board of directors.

Jorge García Segovia

Has been an alternate member of our board of directors since 1985. He is also a member of the board of directors of Compañía Industrial de Parras, S.A. de C.V. and director of Vector Casa de Bolsa, S.A. de C.V. He is a brother of Armando J. García Segovia and a first cousin of Rodolfo García Muriel, both members of our board of directors.

Statutory Auditor

Luis Santos de la Garza

Was an alternate director of our board from 1987 to 1988, and has been our examiner since 1989. He is a member of the board of directors of Grupo Industrial Ramírez, S.A. de C.V. and Productora de Papel, S.A. de C.V., and founding partner of Bufete de Abogados Santos-Elizondo-Cantú-Rivera-González-De la Garza, S.C. From 1997 to 2000 he served as Senator from the State of Nuevo Leon. He is also an advisor to the Mexican President’s legal counsel.

Alternate Statutory Auditor

Fernando Ruiz Arredondo	Has been our alternate examiner since 1981. He is also an alternate member of the board of directors of Value Grupo Financiero, S.A. de C.V.

2.	Repurchases of Appreciation Warrants during the last Two Years

SUBSIDIARY	Purchase/ Sale	Appreciation Date	Appreciation Warrants	ADWs	Equivalent Appreciation Warrants *	TOTAL
Centro Distribuidor de Cemento, S.A. de C.V.	Purchase	02/12/2003	4,306,209.00			4,306,209
	Purchase	04/11/2003		327,303	1,636,515	1,636,515
	Purchase	04/14/2003	22,794,504.00			22,794,504
	Purchase	04/28/2003		52,826	264,130	264,130

TOTAL			27,100,713	721,640	3,608,200	30,708,913

*	Equivalent Appreciation Warrants means: 1 ADW = 5 Appreciation Warrants.

3.	Transactions and Arrangements Concerning CEMEX’s Securities

Neither CEMEX nor its officers and directors are party to any arrangement with respect to the Appreciation Warrants that are the subject of the Offer. However, CEMEX, its officers and directors are, respectively, parties to agreements involving other classes of its securities. These arrangements are described below.

Lock-Up Agreements. In connection with our October 2003 public equity offering, CEMEX and its officers and directors have agreed, subject to limited exceptions, not to offer, sell or otherwise dispose of or hedge any shares of the common stock of CEMEX or any securities convertible into or exchangeable for the common stock of CEMEX for a period of 90 days from October 16, 2003, without the prior written consent of the underwriters of that offering. This agreement does not apply to, among other things, the Appreciation Warrants and the employee pension funds, including the granting of securities or options thereunder, the delivery of securities pursuant thereto and the disposition by the recipient of any securities so delivered.

Employee Benefit Trust Agreements. The employee stock option plans of CEMEX have entered into the following agreements with CEMEX whereby it has agreed to provide them with sufficient CPOs (or funds to acquire CPOs) to satisfy their obligations to deliver CPOs to employees upon exercise of stock options:

•	Trust Agreement number 110910-1 dated August 10, 1995 (as from time to time amended) between CEMEX (as settlor and beneficiary) and Banco Nacional de Mexico, S.A., Division Fiduciaria (as trustee); and

•	Trust Agreement number 111132-7 dated December 13, 2001 between CEMEX and Centro Distribuidor de Cemento, S.A. de C.V. (as settlors), and Banco Nacional de México, S.A., Division Fiduciaria (as trustee).

In addition, the employee benefit plans of CEMEX have entered into the following agreements:

•	Trust Agreement dated December 9, 1999 between the persons named such agreement as first settlors, CEMEX, as lending trustee, and Citibank, N.A., as trustee, pursuant to which the trust, among other things, acquires, manages and disposes of Appreciation Warrants;

•	Trust Agreement number 111174-2 dated February 27, 2003 between Rodrigo Treviño, as CEMEX as settler and beneficiaries and Banco Nacional de Mexico, S.A., Integrante del grupo Financiero Banamex, División Fiduciaria, as trustee, pursuant to which the trust has the right to acquire and dispose of CPOs;

•	Trust Agreement dated February 19, 1999 between the persons named in such agreement as first settlers and beneficiaries and Citibank, N.A., as trustee, pursuant to which the trust, among other things, acquires, manages and disposes of CPOs and ADRs; and

•	Call option agreement dated March 1, 2003 among Centro Distribuidor de Cemento, S.A. de C.V., and Banco Nacional de Mexico, Grupo Financiero Banamex, Division Fiduciaria as trustee under Trust number 111174-2 pursuant to which the trust has the right to purchase from CEDICE up to 38,583,989 CPOs for a price of U.S.$3.45784 per CPO and a premium of U.S.$0.25048 per CPO. The trust paid CEDICE U.S.$9,664,706.63 for this option, which is open for 5 years from March 27, 2003.

CEMEX Asia Holdings Transaction. On July 12, 2002, we entered into agreements to purchase 1,483,365 shares of CEMEX Asia Holdings, Ltd., or CAH, common stock (approximately 14.58% of the outstanding share capital) from several CAH investors in exchange for 28,195,213 CPOs (subject to anti-dilution adjustments), which exchange was originally scheduled to take place in four equal quarterly tranches commencing on March 31, 2003. The exchange of 63,572 of these CAH shares took place in three quarterly tranches commencing on March 31, 2003, with the exchange of the fourth tranche of 21,191 CAH shares scheduled to take place on December 31. 2003. In April 2003, we amended the terms of the July 12, 2002 agreements with respect to 1,398,602 of the CAH shares. Instead of purchasing those CAH shares in four equal quarterly tranches commencing on March 31, 2003, we agreed to purchase those CAH shares in four equal quarterly tranches commencing on March 31, 2004.

Equity Forward Contracts. From time to time we enter into forward transactions in our CPOs or ADSs with banks and other financial institutions in order to cover our obligations to deliver CPOs or ADSs upon the future exercise of options granted under our employee stock option programs and our voluntary employee stock option programs and our obligation to deliver CPOs upon the exchange of CPOs for CAH shares as described above. Under these forward contracts, which are listed below, the banks agreed to sell to us on the respective maturity dates of these forward contracts the respective number of CPOs or ADS, as applicable, which these banks purchased in open market transactions, for the respective forward purchase price per CPO or ADS, as applicable. Upon liquidation and at our option, these forward contracts provide for physical settlement or net cash settlement. The forward settlement price payable at any time under these forward contracts is equal to the present value of the forward purchase price per share multiplied by the number of shares subject to the forward contract. At maturity, if these forward contracts are not settled or replaced, or if we default on these agreements, these banks may sell the CPOs or ADSs underlying these forward contracts.

1)      The following are the equity forward transactions entered into between Wachovia Bank, National Association and
Centro Distribuidor de Cemento, S.A. de C.V. on the trade date specified below, with the Guaranty of Cemex, S.A.
de C.V. in favor of Wachovia:

Date	Expiration	Strike	Shares (CPO’s)	Reference #
01/08/2003	03/16/2005	5.2727	813,294	612904/612903
01/03/2003	03/16/2005	5.2727	11,610,912	612905/612907
11/18/2002	12/10/2004	5.2327	7,186,360	612889/612890
10/02/2002	12/10/2004	5.2327	9,755,287	612891/612892
09/17/2002	11/05/2004	5.2201	5,867,169	612885/612887

2) The following is the equity forward transaction entered into between Citibank, N.A. and Empresas Tolteca de Mexico, S.A. de C.V. on the trade date specified below:

Date	Expiration	Strike	Shares (ADR’s)	Reference #
12/23/2002	02/24/2004	21.7788	1,156,925	EO2-94566

3)      The following is the equity forward transaction entered into between Banco Santander Mexicano, S.A., Institución de
Banca Múltiple Grupo Financiero Santander Serfin and Centro Distribuidor de Cemento, S.A. de C.V. on the trade date specified below, with the Guaranty of Cemex, S.A. de C.V.:

Date	Expiration	Strike	Shares (CPO’s)	Reference #
04/09/2003	05/10/2004	4.962094	9,769,000	6032-001

4)      The following is the equity forward transaction entered into between Dresdner Bank AG and Centro Distribuidor de
Cemento, S.A. de C.V. on the trade date specified below, with the Guaranty of Cemex, S.A. de C.V.:

Date	Expiration	Strike	Shares (CPO’s)	Reference #
10/10/2001	10/08/2004	5.25955	20,830,582	18498/9-R1

5)      The following is the equity forward transaction entered into between Bear, Stearns International Limited and Centro
Distribuidor de Cemento, S.A. de C.V. on the trade date specified below, with the Guaranty of Cemex, S.A. de C.V.:

Date	Expiration	Strike	Shares (CPO’s)	Reference #
06/28/2001	02/14/2006	6.76(–div)	19,000,000	NY13996-Amended II

6)      The following is the equity forward transaction entered into between Credit Agricole Lazard Financial Products
Bank and Centro Distribuidor de Cemento, S.A. de C.V. on the trade date specified below, with the Guaranty of
Cemex, S.A. de C.V.:

Date	Expiration	Strike	Shares (CPO’s)	Reference #
10/01/2001	10/02/2006	5.56	24,870,308	— — —

7)      The following are the equity forward transactions entered into between UBS AG, London Branch and Centro
Distribuidor de Cemento, S.A. de C.V. on the trade date specified below, with the Guaranty of Cemex, S.A. de
C.V.:

Date	Expiration	Strike	Shares (CPO’s)	Reference #
08/20/2003	07/20/2004	5.1611	5,087,500	STM0745770
08/20/2003	08/20/2004	5.1775	5,087,500	STM0745772
08/20/2003	09/20/2004	5.1944	5,087,500	STM0745774
08/20/2003	10/20/2004	5.212	5,087,500	STM0745776

8)      The following are the equity forward transactions entered into between JPMorgan Chase Bank and Centro
Distribuidor de Cemento, S.A. de C.V. on the trade date specified below, with the Guaranty of Cemex, S.A. de
C.V.:

Date	Expiration	Strike	Shares (ADR’s)	Reference #
06/26/2003	06/25/2004	22.9178	484,000	2309481
08/20/2003	08/20/2004	25.8346	1,130,000	2332487
09/23/2003	09/22/2004	26.6115	542,000
11/06/2003	09/22/2004	26.6115	422,540
06/01/2001	01/30/2006	35.7232	363,328	2119030	*
02/27/2001	01/30/2006	36.6726	1,231,924	2119029	*
07/05/2001	01/30/2006	36.2387	921,385	2280978	*
10/30/2001	01/30/2006	37.9845	312,992	2119032	*
05/15/2003	08/15/2006	29.0018	1,606,000	2302413
05/15/2003	09/15/2006	29.2542	1,606,000	2302425

*	Before dividend adjustment

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